January 27, 2010
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4631

RE:	Armstrong World Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,
June 30, 2009 and September 30, 2009
Schedule 14A Filed on April 27, 2009
File No. 1-2116
Dear Mr. O’Brien:
We acknowledge receipt of your review comments letter dated January 19, 2010. For your convenience in reviewing our response, we have repeated each comment in italics and presented our response thereto.
Form 10-K for the Fiscal Year Ended December 31.2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Critical Accounting Estimates, page 26
U.S. Pension Credit and Postretirement Benefit Costs, page 21
1.	In future filings, please disclose the period for which the historical annualized rate of return is calculated for purposes of estimating the expected rate of return on plan assets (e.g., the annualized rate of return for the 20 year period ended December 31, 2008).
Armstrong Response
While we monitor and disclose the 10-year historical returns of the plan’s assets, the expected return on asset calculation is forward looking. We survey investment managers and investment consultants to obtain their long-term expected return for the various asset classes. These managers and consultants utilize a variety of data in calculating future expected returns including past performance of the asset classes. We calculate the average expected return by asset class and apply that to our target fund weightings. In future filings, we will disclose that historical returns are monitored and considered when we develop our expected return on plan assets.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Note 7. Segment Results, page 12
2.	We note the disclosures you intend to include in future filings in response to comments 3 and 5 in our letter dated December 17, 2009. In this regard, we note that your discussion for estimating the fair value of the tangible assets in the European Resilient Flooring business’ tangible assets with a carrying value of $53.9 million as of September 30, 2009, is focused on the land and building assets. In future filings, please disclose the percentage land and buildings represents of the European Resilient Flooring business’ tangible assets. To the extent that there are other material assets comprising this business’ tangible assets, please provide investors with a detailed explanation about how management estimated the fair value of these assets as well.
Armstrong Response
In future filings, when we disclose the carrying value of tangible assets tested for impairment, we will identify the major components of those assets, along with a detailed explanation of how management estimated the fair value of the material assets.
Schedule 14A Filed on April 27. 2009
Compensation Discussion and Analysis, page 19
3.	We note your responses to comments seven through 11 in our letter dated December 17, 2009. In future filings containing executive compensation disclosure, please provide at least the same level of detail in your compensation discussion and analysis as you provided in your responses to the aforementioned comments.
Armstrong Response
In future proxy filings, we will include the same level of executive compensation disclosure as we provided in our responses to the aforementioned comments.
In connection with our response to your comments, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filling; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further clarification, please feel free to contact me at (717) 396-4620.

Sincerely,
/s/ William C. Rodruan
William C. Rodruan
Interim Chief Financial Officer